Exhibit 3.31

RESTATED CERTIFICATE OF INCORPORATION

OF

CORAM HEALTHCARE CORPORATION OF NEW YORK

Under Section 807 of the New York Business Corporation Law (the “Business Corporation Law”)

Coram Healthcare Corporation of New York, a New York corporation (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Coram Healthcare Corporation of New York. The Corporation was incorporated under the name “Curaflex of New York.” The original Certificate of Incorporation (as amended, the “Certificate of Incorporation”) of the Corporation was filed with the Secretary of State of the State of New York on June 22, 1989.

2. Pursuant to Section 807 of the Business Corporation Law of the State of New York, as duly adopted by the Board of Directors of the Corporation and by the sole stockholder in accordance with Section 803 Business Corporation Law of the State of New York, a new Article (6), relating to indemnification of directors, officers and certain other persons, is inserted in the Certificate of Incorporation, and the text of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

(1) The name of the corporation is:

CORAM HEALTHCARE CORPORATION OF NEW YORK

(2) The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized pursuant to the Business Corporation Law of the State of New York. The Corporation is not to engage in any act or activity requiring any consents or approvals by law without such consent or approval first being obtained.

For the accomplishment of the aforesaid purposes, and in furtherance thereof, the Corporation shall have and may exercise, all of the powers conferred by the Business Corporation Law upon corporations formed thereunder, subject to any limitations contained in Article 2 of said law or in accordance with the provisions of any other statute of the State of New York.

(3) The number of shares which the corporation shall have the authority to issue is 200 shares, no par value.

(4) The principal office of the corporation is to be located in the County of Albany, State of New York.

(5) The Secretary of State is designated as agent of the Corporation upon whom process against it may be served. The post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon him is c/o Corporation Service Company, 80 State Street, Albany NY 12207-2543. The name and the address of the registered agent of the corporation are Corporation Service Company, 80 State Street, Albany NY 12207-2543.

(6) The corporation shall, to the fullest extent permitted by permitted Article 7 of the Business Corporation Law of the State of New York, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any Bylaw, resolution of shareholders; resolution of directors, agreement, or otherwise, as permitted by said Articles, as to action in any capacity in which he served at the request of the corporation.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed this July 1, 2010.

By:	/s/ Robert T. Allen
Name:	Robert T. Allen
Title:	President, Chief Financial Officer and Treasurer

[Coram Healthcare Corporation of New York]

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